File No. __________

                           (As filed June 3, 2003)

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             APPLICATION/DECLARATION
                                   ON FORM U-1
                                      under
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


KeySpan Corporation                             KeySpan Insurance Company
KeySpan Gas East Corporation                    KeySpan Electric Services LLC
   and its subsidiaries                         KeySpan Energy Trading Services LLC
KeySpan Generation LLC                          KeySpan Energy Corporation
The Brooklyn Union Gas Company                     and its subsidiaries
   and its subsidiaries                         KeySpan Exploration and Production, LLC
c/o One MetroTech Center                        KeySpan Engineering & Survey, Inc.
Brooklyn, New York 11201                        KeySpan-Ravenswood, LLC
KeySpan New England LLC                         KeySpan Corporate Services LLC
   and its subsidiaries                         KeySpan Utility Services LLC
EnergyNorth Natural Gas, Inc.                   KSNE, LLC
   and its subsidiaries                         KeySpan Energy Development Corporation
Boston Gas Company                              and its subsidiaries
   and its subsidiaries                         KeySpan Services, Inc.
Essex Gas Company                                  and its subsidiaries
   and its subsidiaries                         c/o One MetroTech Center
Colonial Gas Company                            Brooklyn, New York 11201
c/o 52 Second Avenue
Waltham, Massachusetts 02451





  ------------------------------------------------------------------------------
  (Name of companies filing this statement and addresses of principal executive offices)


                               KeySpan Corporation
                 ----------------------------------------------
        (Name of top registered holding company parent of each applicant)

                               John J. Bishar, Jr.
                        Senior Vice President, Secretary
                               and General Counsel
                               KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201
               ---------------------------------------------------
                     (Name and address of agent for service)

                             APPLICATION/DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Item 1.    Description of Proposed Transaction

A.         Background

     By order dated November 8, 2000 in File No. 70-9699 (Holding Co. Act Rel. No. 27272) as corrected by an order dated December 1, 2000 (Holding Co. Act Rel. No. 27286) (collectively, the "2000 Financing Order"), and as supplemented by an order dated December 6, 2002 (Holding Co. Act Rel. No. 27612) (the "2002 Financing Order") (collectively, the "Prior Financing Orders"), the Securities and Exchange Commission (the "Commission"), based on the Application-Declaration on Form U-1/A filed in this proceeding on November 8, 2000 (the "2000 Financing Application") and the Application-Declaration on Form U-1/A filed in this proceeding on August 15, 2002 (the "2002 Financing Application") (collectively, as amended, the "Prior Financing Applications"), authorized KeySpan Corporation ("KeySpan"), a registered holding company, and its Subsidiaries[1] to engage in a program of external and intrasystem financings (including credit support arrangements), to organize and acquire the securities of specified types of entities (including exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs")), to pay dividends out of capital or unearned surplus, and to engage in other financial and structural transactions from time to time through December 31, 2003 (the "Prior Authorization Period").


     KeySpan registered as a holding company on November 8, 2000, upon its acquisition of all of the issued and outstanding common stock of Eastern Enterprises ("Eastern") (now known as KeySpan New England, LLC) and its indirect acquisition of EnergyNorth Inc. (hereafter referred to as the "Mergers"). The Mergers were approved by the Commission by order dated November 7, 2000 (Holding Co. Act Rel. 27269), as corrected by the order issued on December 1, 2000 (Holding Co. Act Rel. No. 27281) (collectively, the "Merger Order"). On May 29, 2002, the Commission issued an order approving KeySpan and Eastern's application in File No. 70-9995 (Holding Co. Act Rel. No. 27532) for a reorganization of Eastern from a Massachusetts business trust to a Massachusetts limited liability company (the "Conversion Order"). On May 31, 2002, pursuant to the Conversion Order, Eastern and KeySpan New England, LLC ("KNE LLC"), a newly formed Massachusetts limited liability company subsidiary of KeySpan, executed an agreement and plan of merger, with KNE LLC as the surviving entity. Pursuant to the Conversion Order, as the surviving entity and successor-by-merger to

--------
1 As described in the 2000 Financing Application, "Subsidiaries" means KeySpan's direct and indirect existing and future subsidiaries and includes the Utility Subsidiaries (as defined below), the Intermediate Holding Companies (i.e., KeySpan Energy Corporation and KeySpan New England, LLC, formerly known as Eastern Enterprises) and KeySpan's nonutility subsidiaries ("Nonutility Subsidiaries").

Eastern, KNE LLC (i) has succeeded to Eastern's ownership interests in Boston Gas, Essex Gas, Colonial Gas and ENGI (all of which are defined and described below) and the non-utility subsidiaries owned by Eastern, (ii) is successor of Eastern with respect to its commitments and authorizations set forth in the Prior Financing Orders and underlying applications and post-effective amendments; and (iii) is an exempt holding company pursuant to Section 3(a)(1) of the Act.


     KeySpan is a diversified registered public utility holding company. KeySpan directly or indirectly owns the following seven public utility companies: (i) The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York ("KEDNY"), which distributes natural gas at retail to residential, commercial and industrial customers in the New York City boroughs of Brooklyn, Staten Island and Queens; (ii) KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery Long Island ("KEDLI"), which distributes natural gas at retail to customers in New York State located in the counties of Nassau and Suffolk on Long Island and the Rockaway Peninsula in Queens County; (iii) KeySpan Generation LLC ("KeySpan Generation"), which owns and operates electric generation capacity located on Long Island all of which is sold at wholesale to the Long Island Power Authority ("LIPA") for resale by LIPA to its approximately 1.1 million customers; (iv) Boston Gas Company d/b/a KeySpan Energy Delivery New England ("Boston Gas"), which distributes natural gas to customers located in Boston and other cities and towns in eastern and central Massachusetts; (v) Essex Gas Company d/b/a KeySpan Energy Delivery New England ("Essex Gas"), which distributes natural gas to customers in eastern Massachusetts to customers; (vi) Colonial Gas Company d/b/a KeySpan Energy Delivery New England ("Colonial Gas"), which distributes natural gas to customers located in northeastern Massachusetts and on Cape Cod; and (vii) EnergyNorth Natural Gas, Inc. d/b/a KeySpan Energy Delivery New England ("ENGI"), which distributes natural gas to customers located in southern and central New Hampshire, and the City of Berlin located in northern New Hampshire (KEDNY, KEDLI, KeySpan Generation, Boston Gas, Colonial Gas, Essex Gas and ENGI are collectively referred to as the "Utility Subsidiaries"). Together, KEDNY and KEDLI serve approximately 1.66 million customers. Together, Boston Gas, Colonial Gas and Essex Gas serve approximately 768,000 customers. ENGI serves approximately 75,000 customers. KeySpan, through its Subsidiaries, engages in energy related non-utility activities as described in the Merger Order.


     Among other specific approvals granted in the Prior Financing Orders, the Commission authorized:

     1.   KeySpan,   directly   or   indirectly   through  its   affiliates   or
          Subsidiaries, to invest up to $2.2 billion in the aggregate in EWGs and FUCOs;

     2. KeySpan, subject to an aggregate amount of $5.8 billion and other financing parameters set forth in the Prior Financing Applications and Prior Financing Orders, to (i) maintain existing financings, and (ii) issue and sell through the Prior Authorization Period up to $2.2 billion of additional securities at any time outstanding;

     3. the Utility Subsidiaries, to the extent not exempt under Rule 52, to issue, sell and have outstanding at any one time during the Prior Authorization Period new debt securities with maturities of one year or less up to the amounts specified below:

                 Utility Subsidiaries                    Aggregate Principal
                 --------------------                          Amount
                                                           ($ millions)
                                                           ------------
                 KEDNY                                            $250
                 KEDLI                                             185
                 KeySpan Generation                                 50
                 Boston Gas                                        150
                 Colonial Gas                                       75
                 Essex Gas                                          20
                 ENGI                                               35
                                                              --------
                                                                  $765

     4. KeySpan and the Subsidiaries to acquire the equity securities of one or more special-purpose subsidiaries organized solely to facilitate a financing and to guaranty the securities issued by such financing subsidiaries to the extent not exempt pursuant to Rule 45(b) and Rule 52;

     5. KeySpan to (i) maintain in effect and to amend, renew, extend and/or replace any and all of its existing guarantees, letters of credit, expense agreements and other forms of credit support with respect to the obligations of the Subsidiaries or which may be entered into or given prior to the completion of the Mergers including the guarantees listed in Exhibit C to the 2000 Financing Application which were approximately $2 billion and (ii) enter into additional guarantees (i.e., in addition to the existing guarantees) up to an additional aggregate principal amount of $2 billion[2] (not including the existing guarantees at the time of the Mergers).

     As further described below, KeySpan and the Subsidiaries (collectively, the "Applicants") now request authorization to engage in certain financing transactions during the Authorization Period (as defined below) for which the specific terms and conditions are not at this time known, without further prior approval by the Commission.

B.  Overview of the Requests

     The Applicants hereby request authorization to engage in the financing transactions set forth below during the period from the effective date of the order in this proceeding through December 31, 2006 (the "Authorization Period").

--------
2 As authorized by the 2002 Financing Order, this amount includes a $60,000,000 guarantee obligation that KeySpan has to Hawkeye Construction, LLC, a non-affiliate, under a June 2000 agreement.

     The approval by the Commission of this application-declaration (the "Application") will give the Applicants the flexibility that will allow them to respond quickly and efficiently to their financing needs and to changes in market conditions, allowing them to efficiently and effectively carry on business activities designed to provide benefits to customers and shareholders. Approval of this Application is consistent with the Prior Financing Orders and existing Commission precedent.[3]

     The authorizations for financing transactions and other approvals requested herein relate to:

     (a) issuances by KeySpan of common stock, preferred stock, preferred or equity-linked securities (including units with incorporated options, warrants and/or forward equity purchase contracts or provisions that are exercisable or exchangeable for or convertible into common stock) and long-term debt;

     (b) issuances by KeySpan of short-term debt;

     (c)  issuances  of up to 13 million  shares of KeySpan  common  stock under
KeySpan's  direct  stock  purchase  and  dividend   reinvestment  plan,  certain
incentive compensation plans and certain other employee benefit plans;

     (d)  the  entering  into  by  KeySpan  and  its   Subsidiaries  of  hedging
transactions;

     (e) the issuance of intra-system advances and guarantees by KeySpan to or on behalf of Subsidiaries of KeySpan;

     (f) the issuance of intra-system advances and guarantees, to the extent not exempt pursuant to Rule 52, by the Nonutility Subsidiaries to or on behalf of other Nonutility Subsidiaries;

     (g) issuances of short-term debt securities (including commercial paper) by the Utility Subsidiaries, to the extent not exempt pursuant to Rule 52;

     (h) issuances of debt securities in foreign jurisdictions;

     (i) the ability of the Nonutility Subsidiaries to pay dividends out of capital or unearned surplus;

     (j) the right of KeySpan to acquire directly or through Subsidiaries the securities of one or more corporations, trust, partnerships, limited liability

----------
3 See e.g., SCANA Corporation, Holding Co. Act Release No. 27649 (February 12, 2003); E.ON AG, Holding Co. Act Release No. 27539 (June 14, 2002); First Energy Corporation, Holding Co. Act Release No. 27459 (Oct. 29 2001); Exelon Corporation, Holding Co. Act Release No. 27266 (Nov. 2, 2000); New Century Energies, Holding Co. Act Release No. 27212 (Aug. 16, 2000); Dominion Resources, Inc., Holding Co. Act Release No. 27112 (Dec. 15,
     1999)), Conectiv, Inc., Holding Co. Act Release No. 26833 (Feb. 26, 1998), and Ameren Corporation, Holding Co. Act Release No. 26809 (Dec. 30, 1997).

companies or other entities ("Intermediate Subsidiaries") in order to, among other things, facilitate the acquisition, holding and/or financing of KeySpan's non-utility investments;

     (k) the authority for KeySpan and its Subsidiaries to acquire interests in certain nonexempt "energy related"businesses;

     (l) the authority for KeySpan to engage, directly or through Subsidiaries, in preliminary development activities ("Development Activities") and administrative and management activities ("Administrative Activities") in each case related to KeySpan's permitted non-utility investments;

     (m) the authority for KeySpan and its Subsidiaries to undertake internal reorganizations of then existing and permitted Subsidiaries and businesses; and

     (n) issuances by KeySpan and its Subsidiaries of common stock, preferred stock, preferred and equity-linked securities, long-term debt and short-term debt to refund, refinance or replace existing securities, to the extent not exempt pursuant to Rule 52.

           C. Financing Authorization

                     1. Parameters for Financing Authorization

     Authorization is requested herein to engage in a variety of financing transactions, credit support arrangements and other related transactions, as more fully discussed below, during the Authorization Period for which the specific terms and conditions are not at this time known, and which may not be covered by Rule 52, without further prior approval by the Commission.

     The following general terms (the "Financing Parameters") will be applicable where appropriate to the financing transactions requested to be authorized hereby:

     (a) Effective Cost of Money on Financings. The effective cost of capital on debt and preferred or equity-linked financings will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality; provided that in no event will the effective cost of capital on (i) long-term debt borrowings exceed 500 basis points over the comparable term U.S. Treasury securities and on (ii) short-term debt borrowings exceed 500 basis points over the comparable term London Interbank Offered Rate ("LIBOR").

     (b) Maturity. The maturity of indebtedness will not exceed 50 years. Preferred stock or preferred or equity-linked securities (other than perpetual preferred stock) will be redeemed no later than 50 years after the issuance thereof, unless converted into common stock.

     (c) Issuance Expenses. The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of securities pursuant to this Application will not exceed an amount or percentage of the principal or total amount of the security being issued that would be charged to other companies with a similar credit rating and credit profile in a comparable arm's-length transaction.

     (d) Use of Proceeds. The proceeds from the sale of securities in external financing transactions will be used for general corporate purposes including (i) the financing of the capital expenditures of the KeySpan system; (ii) the financing of working capital requirements of the KeySpan system; (iii) the acquisition, retirement or redemption pursuant to Rule 42 of securities previously issued by KeySpan or its Subsidiaries or as otherwise authorized by Commission; (iv) direct or indirect investment in companies authorized under the Act or Commission rule, or pursuant to order of the Commission (including EWGs or FUCOs) or in a separate proceeding; and (v) other lawful purposes. The Applicants represent that no such financing proceeds will be used to acquire a new subsidiary unless such financing is consummated in accordance with an order of the Commission or an available exemption under the Act.

     (e) Common Equity Ratio. At all times during the Authorization Period, except as set forth below, KeySpan and each Utility Subsidiary will each maintain common equity (as reflected in the most recent annual or quarterly financial statement of each entity, as the case may be, adjusted to reflect changes in capitalization since the balance sheet date therein) of at least 30% (the "30% Test") of its consolidated capitalization (common equity, preferred stock, long-term debt and short-term debt); provided that KeySpan will in any event be authorized to issue securities which would result in an increase in such common equity percentage (including pursuant to a dividend reinvestment or employee benefit plans) to the extent authorized herein.

     The Utility Subsidiaries may at times and for temporary periods fail to meet the 30% Test due to the seasonal nature of their respective businesses and/or the impact of the pushdown of goodwill and other debt following the
Mergers. Applicants request authorization to engage in the financing transactions described herein at any time when the common equity of any of the Utility Subsidiaries is less than 30%, subject to the condition that the failure of any of the Utility Subsidiaries to meet the 30% Test will continue for no longer than six consecutive months in any given year;

     The Commission's administration of the Act demonstrates that the 30% common equity standard is a benchmark rather than an absolute requirement for the capital structures of holding company systems. Historically, the Commission has permitted capital structures with less than 30% common equity when mitigating circumstances are present, particularly when market conditions are concerned (see Xcel Energy, Inc., Holding Co. Act Release No. 27597 (November 7, 2002); Conectiv, Holding Co. Act Release No. 27111 (December 14, 1999).

     (f) Investment Grade Ratings. Applicants further represent that any long-term debt issued by KeySpan to unaffiliated third parties under the authority requested in this Application will be rated investment grade by a nationally recognized statistical rating organization.

     (g) Authorization Period. No security will be issued pursuant to the authority sought herein after the last day of the Authorization Period (which is December 31, 2006).

                     2. Financial Condition

     The tables set forth in Exhibit G-5 hereto show actual capitalization amounts and ratios for KeySpan and each of its Utility Subsidiaries at March 31, 2003.

     KeySpan and each of its Utility Subsidiaries (other than ENGI and Essex Gas, which are not rated) have strong investment grade long-term debt and/or corporate credit ratings from Moody's and Standard and Poor's. The ratings are as follows:

                             Moody's              Standard and Poor's
                           -----------         -------------------------

KeySpan                        A3                           A
KEDLI                          A2                           A+
KEDNY                          A2                           A+
KeySpan Generation             A3                           A
Boston Gas                     A2                           A
Colonial Gas                   A2                           A


                     3. Description of Specific Types of Financing

                     (a) KeySpan External Financing

     KeySpan requests authorization to increase its total consolidated capitalization through sales of common stock, preferred stock, preferred and equity-linked securities, long-term debt and short-term debt securities. With respect to common stock, KeySpan also requests authority to issue common stock to third parties in consideration for the acquisition by KeySpan or a Nonutility Subsidiary of equity or debt securities of a company being acquired pursuant to an exemption under the Act (e.g., Sections 32, 33 or 34) or pursuant to Commission rule (e.g., Rule 58) or specific authorization by Commission order. The aggregate amount of financing obtained by KeySpan during the Authorization Period from the issuance and sale of common stock, preferred stock, preferred and equity-linked securities, and long-term debt, as described below, and other than for refinancing, refunding or replacement of outstanding securities, shall not exceed $ 3.0 billion (the "Long-Term Financing Limit"). The Long-Term Financing Limit includes only new issuances of securities, as described below, during the Authorization Period. In addition to the $ 3.0 billion of financing from the new issuance and sale of common stock, preferred stock, preferred and equity-linked securities, and long-term debt, as discussed below, KeySpan proposes to issue up to $ 1.3 billion of short-term debt during the Authorization Period (the "Short-Term Financing Limit").

                     i. Common Stock

                     a. General

     Subject to the Long-Term Financing Limit, KeySpan may sell or otherwise issue[4] common stock covered by this Application in any one of the following ways: (i) through underwriters or dealers; (ii) through agents; (iii) directly to a limited number of purchasers or a single purchaser; or (iv) directly to employees (or to trusts established for their benefit), shareholders and others for the uses set forth in Section C.1.(d) above. Issuances of common stock under KeySpan's employee benefit plans and stock purchase and dividend reinvestment plans (as described in C.3.(c) below) will not count towards the Long-Term Financing Limit. If underwriters are used in the sale of the securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by KeySpan) or directly by one or more underwriters acting alone. The securities may be sold directly by KeySpan or through agents designated by KeySpan from time to time. If dealers are utilized in the sale of any of the securities, KeySpan will sell such securities to the dealers as principals. Any dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. The aggregate price of the common stock being sold through any underwriter or dealer shall be calculated based on either the specified selling price to the public or the closing price of the common stock on the day such offering is announced. If common stock is being sold in an underwritten offering, KeySpan may grant the underwriters thereof an over-allotment option permitting the purchase from KeySpan of additional shares at the same price then being offered solely for the purpose of covering over-allotments.

     Public distributions may be pursuant to private negotiation with underwriters, dealers or agents as discussed above or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such common stock sales will be with terms and conditions, at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

                     b. Acquisitions

     Common stock may be issued to third parties in consideration for the acquisition by KeySpan or a Nonutility Subsidiary of equity or debt securities of a company being acquired under an exemption under the Act (e.g., sections 32, 33 or 34) or pursuant to Commission rule (e.g., Rule 58) or specific

------------
4 The authority to issue common stock requested in this Application also includes authorization to contribute common stock to current or future employee benefit plans to satisfy current or future capital funding obligations, subject to the parameters set forth under this heading.

authorization by an order issued by the Commission. The KeySpan common stock to be exchanged in such a transaction may be purchased on the open market under Rule 42, or may be original issue. Original issue stock may be registered under the Securities Act of 1933, as amended (the "1933 Act"). If such common stock is not registered, then the common stock acquired by such third parties would be subject to resale restrictions under Rule 144 under the 1933 Act.

          ii. Preferred Stock and Preferred and Equity-linked Securities

     KeySpan requests Commission authorization during the Authorization Period, subject to the Long-Term Financing Limit, to issue preferred stock and to issue directly or indirectly through one or more financing subsidiaries as described in the Prior Financing Applications and Prior Financing Orders ("Financing Subsidiaries") preferred securities (including, specifically, trust preferred securities) or equity-linked securities (including, specifically, debt or preferred securities that are convertible or exchangeable, either mandatorily or at the option of the holder, into common stock of KeySpan or its Subsidiaries, or KeySpan indebtedness and forward purchase contracts for common stock).

     There are many different variations of equity-linked products offered in the marketplace. Typically, these products combine a security with a fixed obligation (e.g., preferred stock or debt) with a conversion feature that is exercisable (in some cases mandatorily) within a relatively short period (e.g., three to six years after issuance). These instruments may also be tax advantaged. From the issuer's standpoint, an equity-linked security may offer a means to raise capital at a lower overall economic or after-tax cost than other types of long-term securities in that the fixed obligation component may have a lower after-tax cost than straight preferred stock and all or a portion of the interest or dividends paid may be tax deductible. From an economic standpoint, these types of securities also generally carry a lower cost than common equity. Preferred or equity-linked securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series. Dividends or distributions on preferred or equity-linked securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms that allow the issuer to defer dividend payments or distributions for specified periods. Preferred or equity-linked securities may be convertible or exchangeable into shares of common stock or other indebtedness and may be issued in the form of shares or units. The conversion of such equity-linked securities and the subsequent issuance of other securities as a direct result of such conversion (or the performance of such forward purchase contracts), to the extent that no additional financing proceeds are realized, shall not be counted against the Long-Term Financing Limit.[5]

------
5 In May 2002, KeySpan completed an offering of 9.2 million publicly traded equity-linked securities units. The aggregate offering price was $460 million. Each unit consists of a 6-year term, 8.75% senior unsecured note with a principal amount of $50, and a forward stock purchase contract to purchase $460 million of KeySpan common stock (based on a range of prices between $35.30 and $42.36) in May 2005. Both the issuance of the note and the forward stock purchase contract portion (including the execution thereof) of the equity-linked units were issued and accounted for under KeySpan's Prior Financing Orders. Accordingly, the conversion of the forward stock purchase contracts into KeySpan common stock in May 2005 shall not be counted against the $ 3.0 billion Long-Term Financing Limit.

     Preferred stock and preferred equity linked securities may be sold directly or indirectly through underwriters or dealers in connection with an acquisition similar to that described for common stock in Item 1. C.3.(a)(i) above.

     The Commission has approved the issuance of these types of securities on several occasions.[6]

                     iii. Long-Term Debt

     KeySpan requests Commission authorization during the Authorization Period, subject to the Long-Term Financing Limit, to issue unsecured, long-term debt securities for the uses set forth in Section C.1.(d) above.

     At March 31, 2003, KeySpan had approximately $4.75 billion of long-term debt obligations outstanding. The amounts issued under the authority granted in the Prior Financing Orders will not count against any financing limits provided for herein.

     Long-term debt securities may be comprised of bonds, notes, medium-term notes, debentures, or similar securities under one or more indentures (the "KeySpan Indenture") or long-term indebtedness under agreements with banks or other institutional lenders. Any long-term debt security would have such designation, aggregate principal amount, maturity, interest rate(s) or methods of determining the same, terms of payment of interest, redemption provisions, sinking fund terms, terms for conversion into any other security of KeySpan and other terms and conditions as KeySpan may determine at the time of issuance.

     The maturity dates, interest rates, redemption and sinking fund provisions, tender or repurchase and conversion features, if any, with respect to the long-term securities of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding, subject to the Financing Parameters.

     Borrowings from banks and other financial institutions will be pari passu with debt securities issued under the KeySpan Indenture and the short-term credit facilities (as described below).

     Specific terms of any borrowings will continue to be determined by KeySpan at the time of issuance and will comply in all regards with the parameters on financing authorization set forth in Section C.1 above.

-----------
6 SCANA Corporation, Holding Co. Act Release No. 27649 (February 12, 2003); The Southern Company, Holding Co. Act Release No. 27134 (Feb. 9, 2000); Ameren Corporation, Holding Co. Act Release No. 27449 (Oct. 5, 2001).

     The request for authorization for KeySpan to issue these types of long-term debt securities is consistent with the current authority under the Prior Financing Orders and authorization that the Commission has granted to other combination gas and electric holding companies.[7]

                     iv. Short-Term Debt

     KeySpan requests authorization to have outstanding at any one time during the Authorization Period, up to $1.3 billion of short-term debt (the "Short-Term Financing Limit"), which may include institutional borrowings, commercial paper or bid notes (all as described below) and short-term debt issued under the KeySpan Indenture or otherwise. The authorization for short-term debt is in addition to the Long-Term Financing Limit requested for common stock, preferred stock and preferred and equity-linked securities and long-term debt as described above.

     Short-term debt shall include any debt securities with a maturity term of one year or less. KeySpan may sell commercial paper, from time to time, in established domestic commercial paper markets. Such commercial paper would be sold to dealers at the discount rate or the coupon rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring commercial paper from KeySpan will re-offer such paper at a discount to corporate and institutional investors. Institutional investors are expected to include commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities and finance companies.

     KeySpan may, without counting against the Short-Term Financing Limit set forth above, maintain back-up lines of credit (regardless of the maturation term for such back-up credit) in connection with a commercial paper program in an aggregate amount not to exceed the amount of authorized short term debt. In no event will the amount of borrowings under such lines of credit plus the amount of commercial paper outstanding exceed $1.3 billion in the aggregate.

                     v. Utility Subsidiary and Nonutility Subsidiary Financing

     The New York Public Service Commission (the "NYPSC"), the Massachusetts Department of Telecommunications and Energy (the "MDTE") or the New Hampshire Public Utility Commission (the "NHPUC"), as the case may be, each has regulatory jurisdiction over certain of the Utility Subsidiaries with respect to the issuances of securities in most cases. In such cases, the issue and sale of securities by the Utility Subsidiaries will be exempt from the pre-approval requirements of Sections 6(a) and 7 of the Act pursuant to Rule 52(a) because such issuances must be approved by the state utility commission with jurisdiction over such utility.

---------
7 See e.g., SCANA Corporation, Holding Co. Act Release No. 27649 (February 12, 2003); E.ON AG, Holding Co. Act Release No. 27539 (June 14, 2002); Allegheny Energy, Inc., Holding Co. Act Release No. 27486 (Dec. 31, 2001); Exelon Corporation, Holding Co. Act Release No. 27266 (Nov. 2, 2000); New Century Energies, Holding Co. Act Release No. 27212 (Aug. 16, 2000).

     However, certain issuances of securities by the Utility Subsidiaries for which authorization is requested herein may be outside the scope of the Rule 52 exemption because they would be exempt from state commission approval. Specifically, (1) NYPSC approval is not required for the issuance by KEDNY, KEDLI and KeySpan Generation of debt securities with maturities of one year or less; (2) the approval of the MDTE is not required for the issuance by Boston Gas, Colonial Gas and Essex Gas of debt securities with maturities of one year or less; and (3) the approval of the NHPUC is not required for the issuance by ENGI of debt securities with maturities of one year or less which in the aggregate do not exceed 10% of the net utility plant.

     The financings by the Utility Subsidiaries for which authorization is requested herein are outside the scope of the Rule 52 exemption. In addition to the requests below, each Utility Subsidiary also requests authority to issue securities not exempt under Rule 52 for refunding, refinancing or replacement of outstanding securities; provided that in no event will the aggregate principal amount of outstanding securities for each Utility Subsidiary exceed the respective amounts set forth below.

     The Utility Subsidiaries request authority to issue short-term debt, including commercial paper and credit lines, and to loan and borrow funds from the utility money pool (as authorized by the Prior Financing Orders, which authority is still in effect) during the Authorization Period, in the following aggregate principal amounts (collectively referred to as the "Utility Financing Limit"):

                                                    Aggregate Principal
           Utility Subsidiary                       Amount ($ million)
           ------------------                       ------------------

           KEDNY                                           325
           KEDLI                                           450
           Boston Gas                                      375
           Colonial Gas                                    225
           Essex Gas                                        25
           ENGI                                             50
                                                        -----------
                                                          1,450

     The Utility Subsidiaries request authority to sell commercial paper, from time to time, in established domestic commercial paper markets in a manner similar to KeySpan as discussed above. The Utility Subsidiaries may, without counting against the limits set forth above, further maintain back up lines of credit in an aggregate amount not to exceed the amount of authorized commercial paper. Credit lines may be set up for use by the Utility Subsidiaries for general corporate purposes in addition to credit lines to support commercial paper as described in this subsection. The Utility Subsidiaries will borrow and repay under such lines of credit, from time to time, as it is deemed appropriate or necessary. Subject to the limitations described herein, each such Utility Subsidiary may engage in other types of short-term financing as it may deem appropriate in light of its needs and market conditions at the time of issuance.[8] The Utility Financing Limit is in addition to the Long-Term Financing Limit and the Short-Term Financing Limit.

     To the extent not exempt under Rule 52, the Utility Subsidiaries also request authority to enter into interest rate risk management transactions (hedge instruments) and Anticipatory Hedges of the same type and under the same conditions as are requested below by KeySpan.

     With respect to the Nonutility Subsidiaries, it is anticipated that the Nonutility Subsidiaries will issue and sell securities pursuant to the exemption from Section 6(a) under the Act provided by Rule 52. In addition, to the extent not exempt under Rule 52, it is anticipated that the Nonutility Subsidiaries will borrow and lend funds through the operation of a non-utility money pool.[9]

                     vi. Guarantees and Intra-system Advances

     KeySpan requests authorization to enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support with respect to the obligations of its Subsidiaries as may be appropriate or necessary to enable such Subsidiaries to carry on in the ordinary course of their respective businesses in an aggregate principal amount not to exceed $ 4.0 billion outstanding at any one time (not taking into account obligations exempt pursuant to Rule 45) (the "Guaranty Financing Limit"). The Guaranty Limit is in addition to the Long-Term Financing Limit, the Short-Term Financing Limit and the Utility Financing Limit. Included in this amount are guarantees and other credit support mechanisms by KeySpan in favor of its subsidiaries which were previously issued, as well as its guarantee obligation of $60,000,000 it has to Hawkeye Construction LLC under a June 2000 agreement and authorized in the 2002 Financing Order. KeySpan may charge each Subsidiary a fee for each guarantee provided on its behalf that is not greater than the cost, if any, of obtaining the liquidity necessary to perform the guarantee for the period of time the guarantee remains outstanding.[10] Any guarantees or other credit support arrangements outstanding at the end of the Authorization Period will continue until expiration or termination in accordance with their terms.

     The existing intra-system guarantees and support provided by KeySpan as of March 31, 2003, which are expected to remain in place, are set forth in Exhibit G-3, attached hereto.

     KeySpan requests that this guarantee authority include the ability to guarantee debt. The debt guaranteed will comply with the parameters for financing authorization set forth in Section C. above or be exempt. To the extent that a guaranty issued pursuant to the authority granted herein is of a security issued pursuant to the authority granted herein such that both the guaranty and the underlying obligation are subject to limitation amounts, such issuance will count only against the applicable limitation related to the underlying obligation to avoid a double count. To provide otherwise would be to

-------
8    The short-term financings, if any, will be unsecured.

9 KeySpan filed a post effective amendment application/declaration with the Commission on Form U-1/A as a supplemental amendment to the 2000 Financing Application requesting the Commission release jurisdiction over authorization to establish a non-utility money pool whereby non-utility subsidiaries will be authorized to lend and borrow funds through such non-utility money pool. This application is pending.

10   See Pepco Holdings Inc., Holding Co. Act Release No. 27557 (July 31, 2002)
in effect count the obligation twice since the holding company system is obligated to the obligee only with respect to the principal amount of the underlying obligation.[11]

     Applicants also request authorization for the Nonutility Subsidiaries to enter into guarantees, obtain letters of credit, enter into expense agreements and otherwise provide credit support with respect to other Nonutility Subsidiaries, in an aggregate principal amount not to exceed the Guaranty Financing Limit. The Nonutility Subsidiary providing any such credit support may charge its associate company a fee for each guaranty provided on its behalf determined in the same manner as specified above. The Commission has approved such guaranty and credit support transactions among non-utility companies (see SCANA Corporation, et al., Holding Co. Act Release No. 27649 (February 12,
2003)).

     Certain of the guarantees referred to above may be in support of the obligations of Subsidiaries which are not capable of exact quantification because they are subject to varying quantification. In such cases, KeySpan will determine the exposure under such guaranty for purposes of measuring compliance with the Guaranty Financing Limit by appropriate means including estimation of exposure based on loss experience or projected potential payment amounts. If appropriate, such estimates will be made in accordance with GAAP. Such estimation will be reevaluated periodically.

          vii. Refunding, Replacing or Refinancing Outstanding Securities

     Applicants request authorization to refund, replace or refinance their respective debt or equity securities outstanding during the Authorization Period through the issuance of similar or other types of securities authorized under this Application. The costs associated with such refunding, replacing or refinancing of outstanding securities, whether incurred due to redemption premiums, costs of acquisition or retirement of such securities, costs of issuance, or other similar costs expended to refund, replace or refinance outstanding securities, including the costs expended to acquire securities on the open market pursuant to Rule 42 and the subsequent costs to reissue such securities, whether expended through the issuance of additional securities or otherwise, will not be counted against the Long-Term Financing Limit. Any refunding, replacing or refinancing of securities outstanding during the Authorization Period will be through the issuance of securities of the type authorized in this Application and will be subject to the Financing Parameters.

          viii. Issuing Debt Securities in Foreign Jurisdictions

     To the extent not otherwise exempt under applicable securities laws and the rules and regulations of the Act, Applicants request authorization to make sales of its long term and short term debt securities, of the type authorized in this Application, in foreign countries. Consideration for such foreign securities

-------
11 See E.ON AG, Holding Co. Act Release No. 27539 (June 14, 2002); National Grid, Holding Co. Act Release No. 27490 (Jan. 16, 2002); Kansas City Power & Light Co., Holding Co. Act Release No. 27436 (Sept. 7, 2001); Ameren
     Corporation, Holding Co. Act Release No. 27449 (Oct. 5, 2001); Dominion Resources, Holing Co. Act Release No. 27406 (May 24, 2001).

sales may be in foreign currency. In addition, such foreign securities sales shall be subject to the Financing Parameters, the Long-Term Financing Limit and Short-Term Financing Limit, as the case may be, based on its value in US Dollars as calculated in accordance with the currency exchange rate for the currency used as reported at the time of the sale.

           (b) Financing Risk Management Devices

     i. Interest Rate Risk. KeySpan requests authority to enter into, perform, purchase and sell financial instruments intended to reduce or manage the volatility of interest rates, including but not limited to interest rate swaps, caps, floors, collars and forward agreements. Hedges may also include issuance of structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury or U.S. governmental agency (e.g., Fannie Mae) obligations or LIBOR based swap instruments (collectively referred to as "Hedge Instruments"). The transactions would be for fixed periods and stated notional amounts. KeySpan would employ interest rate derivatives as a means of prudently managing the risk associated with any of its outstanding debt issued pursuant to this authorization or an applicable exemption by, in effect, synthetically (i) converting variable rate debt to fixed rate debt, (ii) converting fixed rate debt to variable rate debt and (iii) limiting the impact of changes in interest rates resulting from variable rate debt. In no case will the notional principal amount of any interest rate swap exceed the face value of the underlying debt instrument and related interest rate exposure. Transactions will be entered into for a fixed or determinable period. Thus, KeySpan will not engage in speculative transactions. KeySpan will only enter into agreements with counterparties ("Approved Counterparties") whose senior debt ratings, as published by a national recognized rating agency, are greater than or equal to "BBB-," or an equivalent rating.

     ii. Anticipatory Hedges. In addition, KeySpan requests authorization to enter into interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded Hedge Instruments (a "Forward Sale"), (ii) the purchase of put options on Hedge Instruments (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options Hedge Instruments (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of Hedge Instruments, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to, structured notes, caps and collars, appropriate for the Anticipatory Hedges. Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade ("CBOT"), the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. KeySpan will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution. KeySpan may decide to lock in interest rates and/or limit its exposure to interest rate increases.

     iii. Accounting Standards. KeySpan will comply with Statement of Financial Accounting Standards ("SFAS") 133 ("Accounting for Derivative Instruments and Hedging Activities"), SFAS 138 ("Accounting for Certain Derivative Instruments and Certain Hedging Activities") or such other standards relating to accounting for derivative transactions as are adopted and implemented by the FASB. The Hedge Instruments and Anticipatory Hedges approved hereunder will qualify for hedge accounting treatment under the current FASB standards in effect and as determined at the date such Hedge Instruments or Anticipatory Hedges are entered into.

     iv. Subsidiaries. To the extent not exempt under Rule 52, the Subsidiaries also request authority to enter into interest rate risk management transactions (Hedge Instruments) and Anticipatory Hedges of the same type and under the same conditions as are requested by KeySpan.

     (c) Direct Stock Purchase and Dividend Reinvestment Plan, Incentive Compensation Plans and other Employee Benefit Plans

     KeySpan proposes, from time to time during the Authorization Period, to issue and/or acquire in open market transactions, or by some other method which complies with applicable law and Commission interpretations then in effect, up to thirteen (13) million shares of KeySpan common stock under KeySpan's current or any future direct stock purchase and dividend reinvestment plan, certain incentive compensation plans and certain other employee benefit plans as more fully described in Exhibit G-4 attached hereto. Any shares of common stock acquired by KeySpan on the open market during the Authorization Period pursuant to Rule 42 that were originally issued under this 13 million issuable shares limitation shall no longer count against such 13 million issuable shares limitation until such time as the shares are reissued pursuant to the authority requested herein. Under the Prior Financing Orders, the Commission authorized KeySpan to issue and sell its common stock under these stock plans subject to its prior aggregate financing limitation rather than the aggregate issuable shares limitation requested herein.

     (d) Payment of Dividends out of Capital or Unearned Surplus by Nonutility Subsidiaries

     Applicants request authority for the Nonutility Subsidiaries to pay dividends with respect to the securities of such companies, from time to time, out of capital and unearned surplus (including revaluation reserve), to the extent permitted under applicable corporate law.[12] Without further approval of the Commission, no Nonutility Subsidiary will declare or pay any dividend out of capital or unearned surplus if that Nonutility Subsidiary derives any material part of its revenues from sales of goods, services, electricity or natural gas

------
12   See FirstEnergy Corp, Holding Co. Act Release No. 35-27459 (Oct. 29, 2001).

to any of the Utility Subsidiaries or if at the time of such declaration or payment such Nonutility Subsidiary has negative retained earnings.[13]

           (e)  Development and Administrative Activities

     In connection with future investments in EWGs, FUCOs and in subsidiaries permitted pursuant to Rule 58 ("Rule 58 Subsidiaries"), KeySpan requests authority to engage directly and through Subsidiaries in preliminary development activities ("Development Activities") and administrative and management activities ("Administrative Activities") associated with such investments. [14] Development Activities and Administrative Activities include preliminary activities designed to result in a permitted non-utility investment such as an investment in an EWG or FUCO pursuant to the authority requested herein; however, such preliminary activities may not qualify for such status until the project is more fully developed. Accordingly, approval is sought for Development Activities and Administrative Activities.

     Development Activities will be limited to due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal "hosts," fuel suppliers and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with the purchase, acquisition or construction of facilities or the securities of other companies. This authorization shall also include the formation of new subsidiary companies organized for the sole purpose of engaging in Development Activities. Development Activities will be designed to eventually result in a permitted non-utility investment.

     KeySpan proposes a "revolving fund" concept for permitted Development Activities.[15] To the extent a Subsidiary for which such amounts were expended for Development Activities becomes an EWG, FUCO, or Rule 58 Subsidiary, the amount so expended will cease to be Development Activities and then be considered as part of the "aggregate investment" allowed by Commission order and/or the applicable provisions under the Act. In the case of Rule 58 Subsidiaries, such aggregate investment will then count against the limitation on such aggregate investment under Rule 58. In the case of EWGs and FUCOs, such aggregate investment will then count against the limitation on such aggregate

-------
13   FirstEnergy Corp, Holding Co. Act Release No. 35-27459 (Oct. 29, 2001).

14 Intermediate Subsidiaries may also engage in Development Activities and Administrative Activities.

15 Expenditures in EWGs, FUCOs and in Rule 58 Subsidiaries which count against the "aggregate investment" limitation authority requested herein for EWGs and FUCOs, or the "aggregate investment" limitation in Rule 58, will not include expenditures on Development Activities and Administrative Activities.

investment set forth below. Should the Development Activities fail to lead to a permitted non-utility investment, such expenditures will not be counted against the "aggregate investment" allowed by Commission order and/or the applicable provisions under the Act with respect to EWG, FUCO or Rule 58 Subsidiaries. Additionally, in the event that the Development Activities fail to lead to a permitted non-utility investment, any new subsidiaries formed for the purposes of engaging in Development Activities shall be dissolved as soon as reasonably practicable.

     This type of approval for a revolving fund of investment in Development Activities has been approved by the Commission in prior cases.[16] The Commission has approved the types of Development Activities and Administrative Activities described above in several cases.[17]

     (f) EWG/FUCO Investment Authority

     KeySpan  requests   authorization  to  increase  the  EWG/FUCO   "aggregate
investment" limitation authorization under the 2002 Financing Order. KeySpan proposes to make, directly or indirectly through its affiliates or Subsidiaries, aggregate investments (as defined in Rule 53) in existing and future EWGs and FUCOs through the Authorization Period up to an aggregate amount not to exceed $
3.0 billion outstanding at any one time[18], which represents approximately 432% of KeySpan's consolidated retained earnings for the four quarters ended March 31, 2003.


     At March 31, 2003, the consolidated amount of KeySpan's current aggregate investment in existing EWGs and FUCOs, which represents approximately 145% of KeySpan's average consolidated retained earnings of $694,630,000 for the quarterly period ending at March 31, 2003, was as follows:

-----------
16   See SCANA  Corporation,  Holding Co. Act Release No.  27649  (February  12,
     2003);  Exelon  Corporation,  Holding Co. Act  Release No.  27545 (June 27,
     2002);  FirstEnergy  Corp.,  Holding Co. Act Release  No.  27459 (Oct.  29,
     2001); KeySpan Corporation,  Holding Co. Act Release No. 27272 (November 8,
     2000);  Ameren  Corporation,  Holding Co. Act  Release No.  27053 (July 23,
     1999).

17   E.g.,  SCANA  Corporation,  Holding Co. Act Release No. 27649 (February 12,
     2003); Exelon Corporation,  Holding Co. Act Release No. 35- 27545 (June 27,
     2002);  FirstEnergy  Corp,  Holding Co. Act Release No.  35-27459 (Oct. 29,
     2001); Southern Co., Holding Co. Act Release No. 35-27303 (Dec. 15, 2000); Energy East, Inc., Holding Co. Act Release No. 35-27228 (Dec. 12, 2000); PowerGen, plc., Holding Co. Act Release No. 35-27291 (Dec. 6, 2000).

18 The Commission previously granted KeySpan the authority to make aggregate investments in EWGs and FUCOs up to $2.2 Billion in its order dated December 6, 2002 (KeySpan Corporation, et al., Holding Co. Act Release No. 35-27651, File No. 70-9699).


                       Entity                                             Investment ($ millions)
                       ------                                             -----------------------
        KeySpan-Ravenswood LLC (EWG)                                              $546[19]

             - Expansion Project                                                   208

        Phoenix Natural Gas Limited and Finsa Energeticos (FUCOs)                   56

        KeySpan-Glenwood Energy Center LLC (EWG)                                    95

        KeySpan-Port Jefferson Energy Center LLC (EWG)                             102
                                                                                   ---

                  Total                                                          $1,007


     KeySpan-Ravenswood LLC ("KeySpan-Ravenswood"), a New York limited liability company and wholly-owned subsidiary of KeySpan, is an EWG pursuant to Section 32 of the Act. Keyspan-Ravenswood owns and/or leases and operates an approximately 2,210 megawatt electric generating facility located in Queens, New York ("Ravenswood Facility"). KeySpan-Ravenswood acquired the Ravenswood Facility from The Consolidated Edison Company of New York, Inc. ("Con Edison") in June of 1999 as part of Con Edison's divestiture of its generation assets. KeySpan-Ravenswood sells energy, capacity and ancillary services at wholesale.[20]


     Phoenix Natural Gas Limited ("Phoenix), a Northern Ireland company, is a FUCO pursuant to Section 33 of the Act. Phoenix owns and operates a natural gas distribution system located in Northern Ireland. KeySpan indirectly holds a 24.5% ownership interest in Phoenix.


     FINSA Energeticos, S. de R.L. de C.V. ("FINSA") is a Mexican company and a FUCO. FINSA owns a small gas distribution company in Mexico and is also involved in the development of generation and gas pipeline projects in Mexico. KeySpan indirectly holds a 50% interest in FINSA.

-----------
19   Represents existing investment in KeySpan Ravenswood.

20 KeySpan notes that KeySpan-Ravenswood, formerly known as KeySpan-Ravenswood, Inc. ("Ravenswood Inc.") and organized as a New York corporation, was converted into a New York limited liability company. The conversion occurred on July 2, 2002 and was accomplished by KeySpan creating KeySpan-Ravenswood as newly formed, wholly-owned limited liability company and Ravenswood Inc. merging into KeySpan-Ravenswood with KeySpan-Ravenswood being the survivor. The transaction was only a nominal conversion of the KeySpan-Ravenswood's corporate form and did not result in any substantive change in operations. Like Ravenwsood Inc., KeySpan-Ravenswood is an EWG and succeeded as the owner of Ravenswood Inc.'s assets. Commission approval was not required for the transaction because KeySpan is authorized to acquire EWGs.

     KeySpan-Glenwood Energy Center LLC ("KeySpan-Glenwood"), a wholly owned, indirect subsidiary of KeySpan, is an EWG. KeySpan-Glenwood is the owner and operator of a 79.9 MW generating plant located on Long Island, New York. Construction of the plant began in January 2002 and KeySpan-Glenwood began making wholesale power sales from the plant on May 24, 2002.


     KeySpan-Port Jefferson Energy Center LLC ("KeySpan-Port Jefferson"), a wholly owned, indirect subsidiary of KeySpan, is an EWG. KeySpan-Port Jefferson is the owner and operator of a 79.9 MW generating plant located on Long Island, New York. Construction of the plant began in January 2002. The plant began commercial operation in the summer of 2002.


     KeySpan determined that the provisions of Rule 53 under the Act as well as the 2000 Financing Order which limited KeySpan's direct and indirect "aggregate investments" (as defined in Rule 53) in EWGs and FUCOs to 250% of KeySpan's "consolidated retained earnings" (as defined in Rule 53), would be insufficient to meet KeySpan's business plans with respect to investments in existing and future EWGs. Accordingly, KeySpan submitted an application to the Commission on Form U-1/A, as filed December 4, 2002, in File No. 70-10063, requesting authorization to exceed the investment limits provided by the Act and the 2000 Financing Order, and to make investments in EWGs and FUCOs up to an aggregate investment limit of $2.2 billion. The Commission granted such authorization to KeySpan in an order dated December 6, 2002, Release No. 35-27612, thereby allowing  KeySpan  to make  investments  in an  aggregate  amount  of up to $2.2 billion that represented at that time approximately 440% of KeySpan's consolidated retained earnings for the four quarters ended September 30, 2002. Moreover, tying the aggregate investment to a specified dollar amount rather than a percentage of consolidated retained earnings is consistent with EWG and FUCO investment authorizations that the Commission has granted to other registered holding companies.[21] However, KeySpan's has now determined that limiting its direct and indirect investments in EWGs and FUCOs to $2.2 billion is presently insufficient to meet KeySpan's business plans with respect to planned investments in existing and future EWGs. (Planned investments are described below.) Accordingly, KeySpan requests that it directly, or through its affiliates and Subsidiaries, be permitted to make an aggregate investment of up to $3.0 billion in EWGs and FUCOs during the Authorization Period.


     KeySpan asserts that the financial measures and indicators as well as the stringent project review procedures discussed below demonstrate that the financial integrity of the KeySpan system is superior to or substantially similar to the financial integrity of the applicants in matters in which the Commission has previously granted exceptions to the safe harbor requirements of Rule 53. The following is provided in support of KeySpan's request to modify the limitation on its EWG and FUCO investments.

-------
21 See, e.g., Allegheny Energy, Inc., Holding Co. Act Release No. 27486 (Dec. 31, 2001) (Permitted aggregate investment up to $2 billion); Dominion Resources, Inc., Holding Co. Act Rel No. 27485 (Dec. 28, 2001) (Permitted investments up to 100% of consolidated retained earnings plus $4.5 billion); FirstEnergy Corp., Holding Co. Act Rel. No. 27459 (Oct. 29, 2001) (Permitted investment up to $5 billion); Exelon Corporation, Holding Co. Act Rel. No. 27296 (Dec. 8, 2000) (Permitted aggregate investment up to $4 billion).

                Planned Investments
                -------------------

     The principal reason for the requested increase in the amount of aggregate investments KeySpan can directly, or indirectly through its affiliates and Subsidiaries, make in EWGs and FUCOs is based on announced and unannounced intentions to either build new electric generation facilities through existing or newly formed EWG subsidiaries or to purchase existing EWGs or generating facilities from third parties through either auctions or direct negotiations. To date, KeySpan has announced plans to:

1. Develop an additional 250 MW of generation at the site of KeySpan-Ravenswood, LLC.

2. Develop an approximately 250 MW generation project on Long Island, New York.

3. Develop, invest in or acquire other generation facilities or EWGs or FUCOs as opportunities become available.


     Opportunities to acquire or invest in EWG projects have been spurred by both federal and state regulatory bodies deregulation initiatives in the energy industry which, among other things, encourages or mandates utility divestiture and/or separation of distribution and transmission from generation. In addition, energy demand or competition in various markets provide attractive opportunities to build or acquire generation assets in these areas. As a result, KeySpan believes that the current cap on its EWG and FUCO investments in light of
planned   activities  and  future  activities  is  insufficient  to  enable  the
Applicants to take advantage of industry-wide opportunities to construct or acquire generation assets. Increasing the current investment cap from $2.2 billion to $3.0 billion will provide KeySpan and its affiliates or Subsidiaries with the flexibility to compete more effectively in the EWG/FUCO generation business.


Capitalization and Other Financial Measures
-------------------------------------------

     Increasing the aggregate investment amount in EWGs and FUCOs to up to $3.0 billion will not adversely affect the financial soundness of KeySpan's holding company system nor will it be a risk to utility consumers. KeySpan and the Utility Subsidiaries are financially sound as indicated by such factors as debt/equity ratios, credit ratings and earning coverages. As required by the Prior Financing Orders, during the Prior Authorization Period, KeySpan has committed to and maintains common equity that is at least 30% of its consolidated capitalization. Likewise, each of the Utility Subsidiary's at March 31, 2003 was, and will be, at least 30% of its respective capitalization. KeySpan and the Utility Subsidiaries will, except as contemplated in Item 1. C. 1.(e) above, adhere to these debt/equity ratio requirements if the EWG/FUCO investment limit is modified as requested herein.

     KeySpan and each of its Utility Subsidiaries (other than EnergyNorth and Essex Gas, which are not rated) have strong investment grade long-term debt and/or corporate credit ratings from Moody's and Standard and Poor's, as shown in Item 1. C. 2. above.

     Moreover, KeySpan's current investment in its operating EWGs have contributed positively to earnings. Specifically, since its acquisition in 1999, KeySpan-Ravenswood has continued to operate profitably and, accordingly, has consistently been accretive to KeySpan's earnings on a consolidated basis.


     Also, the requested $3.0 billion aggregate investment in EWG and FUCOs would represent an acceptable commitment of KeySpan's consolidated capitalization for a company of its size based on various financial ratios. As of March 31, 2003, the proposed aggregate investment of up to $3.0 billion would equal approximately 35.5% of KeySpan's total capitalization, 54.6% of consolidated net utility plant, 22.8% of total consolidated assets, and 59.1% of the market value of KeySpan's outstanding common stock. The following chart illustrates how KeySpan's percentages compare to the percentages of the following companies using the same measurements when they recently received Commission orders relieving them from the Rule 53(a)(1) safe harbor requirements with respect to investments in EWGs and FUCOs:

                Company                  Consolidated            Consolidated           Consolidated          Market Value of
        (Investment Authority)           Capitalization       Net Utility Plant         Total Assets     Outstanding Common Stock
        ----------------------           --------------       ----------------          ------------     ------------------------
Dominion Resources (100% of Retained           25.0%               36.0%                   18.0%                  39.0%
Earnings plus $4.5 billion;
approximately 470% of Retained
Earnings)[22]

FirstEnergy ($5 billion; approximately         25.0%               35.7%                   12.8%                  58.8%
385% of Retained Earnings)[23]

National Grid (252% of Consolidated            46.6%                N/A                    33.0%                  7.8%
Retained Earnings)[24]
                                               49.1%               50.5%                   27.3%                  60.1%
Cinergy (100% of Retained Earnings
plus $2 billion)[25]

GPU (100% of Retained Earnings)[26]            24.9%               34.2%                   19.4%                  49.8%

Average                                       34.12%               39.1%                   22.1%                  43.1%

KeySpan (Proposed $3.0 billion; 432%           35.5%               54.6%                   22.8%                  59.1%
of Consolidated Retained Earnings)


     This comparison demonstrates that KeySpan's request for aggregate investment authority of up to $3.0 billion in EWGs and FUCOs in each of the above categories falls within the previously approved range for consolidated capitalization,[27] total assets,[28] market values of stock29 and net utility plant[30]. The fact that proposed investments up to $3.0 billion exceeds the

--------
22   See Dominion Resources,  Inc., Holding Co. Act Rel. No. 27485 (December 28,
     2001).

23 See FirstEnergy Corp., et al., Holding Co. Act Release No. 27459 (October 29, 2001).

24   See National Grid, Holding Co. Act Release No. 27154 (March 15, 2000).

25   See Cinergy Corporation, Holding Co. Act Rel. No. 27400 (May 18, 2001).

26   See GPU, Inc., Holding Co. Act Release No. 26779 (November 17, 1997).

27 KeySpan is below National Grid and Cinergy, and within less than 2% of the average.

28 KeySpan is below National Grid and Cinergy, and within less than 1% of the average.

29   KeySpan is below Cinergy and within less than 1% of FirstEnergy.

30   KeySpan is within less than 5% of Cinergy.

range previously accepted by the Commission with respect to the percentage of net utility plant should not, in and of itself, cause concern because the other considerations and protections as described above and below will be in place that demonstrate that EWG and FUCO investments should not have a substantial adverse affect on the financial integrity of KeySpan's holding company system. Moreover, in comparing KeySpan's request for aggregate EWG/FUCO investments in terms of percentage of consolidated retained earnings (at March 31, 2003, approximately 432%), this percentage is nearly 10% lower than that approved by the Commission for Dominion's EWG/FUCO investments (approximately 470% of retained earnings).


     Other financial indicators demonstrate that the increased level of aggregate investments in EWGs and FUCOs will not have an adverse effect on KeySpan's financial integrity. As set forth below, this can be demonstrated in several ways, including an analysis of historic trends in KeySpan's consolidated retained earnings and the market view of KeySpan's securities. Consideration of these and other relevant factors supports the conclusion that the issuance of securities and guarantees by KeySpan or its Subsidiaries to finance investments in EWGs and FUCOs up to an aggregate investment amount not to exceed $3.0 billion will not have any "substantial adverse impact" on the financial integrity of the KeySpan system.


     Retained Earnings Growth. KeySpan's consolidated retained earnings has grown from $ 602 million at the quarter ended March 31, 2002 to over $ 694 million at the quarter ended March 31, 2003. This is an increase of approximately 13%.


Investment Review Procedures
----------------------------

           KeySpan has in place a number of formal project review procedures in order to evaluate various EWG or FUCO investments. Investments are evaluated against a number of investment criteria including (i) economic viability of the project, (ii) political and regulatory risk, and (iii) strategic fit within the KeySpan system.


Economic Viability of the Project. Analysis of the economic viability of the project includes an analysis of the overall industry environment in which the project will operate (i.e., progress towards privatization and/or restructuring, depending on where the project is located), the ability of the project to produce electricity at or below long-run marginal costs in the competitive region and the credit worthiness of potential power purchasers and other project counterparties. The economic viability analysis also examines construction risk, commercial risk and financial risk and appropriate methods by which to mitigate these risks such as through offtake contracts, construction contracts with appropriate levels of milestone dates and liquidated damages provisions applicable to the contract, and non-recourse financing. (These mitigation measures are described in further detail below.)

Risk Mitigation Measures. Political and Regulatory Risk. Analysis of political and regulatory risks involves careful review of changing political and regulatory regimes as well as long-term economic stability in the region. This analysis is a critical component of KeySpan's investment review as each of the 50 states and the U.S. Congress consider utility industry restructuring and has always been a threshold level review in the analysis of non-U.S. investments. The analysis also includes review of permitting and environmental risks as well as legal risk associated with the ability to enforce contracts relating to the project and its financing. With respect to foreign investments, KeySpan's review also includes analysis of the economic stability of the country, the government's commitment to private energy business, the extent to which there is a free market economy and the development of a local banking system, the legal and regulatory framework for private investment in electric or gas facilities, the local business support for long-term investment of private capital, currency conversion and repatriation, and mitigating risk in appropriate cases by partnering with other entities.

Operating Risk. KeySpan's experience in competing in a non-regulated environment through its non-utility Subsidiaries enables KeySpan to anticipate and mitigate risks associated with EWGs and FUCOs. Due diligence review of operating assumptions relating to any project include an analysis of fuel supply and environmental effects by appropriate personnel with experience in the technology being evaluated, supplemented as appropriate by the use of outside technical consultants. Other operating risks may, as appropriate, be mitigated by equipment warranties and by casualty, business interruption, and other forms of insurance. Currently, operating risk is mitigated through the use of an experienced operations and maintenance management team. Such direct involvement enhances KeySpan's ability to identify and address developing and existing problems on a timely basis.

Construction Risk. To the extent issues regarding construction risks arise, such risks are commonly mitigated by a combination of fixed-price contracts, milestones and performance guarantees (e.g., guaranteed efficiencies, capacities and completion dates), backed by appropriate levels of liquidated damages. The creditworthiness and track record of the construction contractor is an important consideration in this regard.

Commercial Risks. In a competitive market, prices are determined by the economic laws of supply and demand. Accordingly, the personnel of KeySpan's applicable Subsidiaries regularly conduct extensive investigations of the markets in which particular projects operate. With respect to an EWG, KeySpan or the applicable Subsidiary seeks to ensure that the EWG will be capable of producing electricity at competitive prices in a non-regulated environment. Appropriate system personnel will also assess the underlying economic parameters in specific markets to assure that there will be sufficient demand for the output of the EWG.

Financial Risks. KeySpan or its applicable Subsidiary will seek to mitigate the financial risks associated with any particular project in various ways. It will generally require sufficient quality in project contracts, creditworthy customers and merchant market participation that will allow a project to secure the maximum amount of permanent debt financing for the project that is available at reasonable cost. If non-recourse debt is chosen, such project will be secured solely by its assets, contracts and revenues, and creditors will have no ability to seek repayment upon default from KeySpan. This method of financing ensures that KeySpan's exposure to any EWG or FUCO will be limited to the amount of its equity commitment, and that the Utility Subsidiaries will bear no risk of a project's failure or financial distress. In addition to the non-recourse nature of project debt financing, project debt is carefully structured to meet, or match, the characteristics of the particular project. For example, when the project economics are heavily dependent on a long-term, fixed-price, "off-take" agreement with a third party, the project debt is typically designed to be of a similar term, with scheduled debt payments covered by fixed charges. On the other hand, where there is no long-term, fixed source of revenue, the amount of non-recourse debt financing would normally be smaller, so that financial risk is not increased by excessive debt levels. KeySpan commits that it will consider financing future EWG or FUCO investments with non-recourse debt to the extent practicable.

Interest Rate Risk. A specific financing risk is the potential variability of interest rates. Interest rate variability can be addressed, in part, by borrowing on a fixed-rate basis or by purchasing financial instruments that fix or cap variable interest rates. The effects of interest rate volatility can be mitigated principally through two strategies: hedging and diversifying. Hedging techniques that KeySpan system companies may utilize would limit the impact that rising interest rates have on floating rate debt instruments. Diversification implies that liabilities will be spread among short- and long-term debt instruments, as well as fixed and floating interest obligations.

Legal Risks. Legal risks will be addressed by the active participation in contract development and careful review of any investment by legal counsel. Such legal reviews address regulatory and permitting risks, environmental risks, the adequacy and enforceability of guarantees or other contractual undertakings of third parties, the status of title to property, and the obligations inherent in the financing arrangements.

Strategic Fit. Finally, KeySpan is particularly sensitive to ensuring that its independent energy investments contribute to KeySpan's overall strategic growth plan building upon KeySpan's strengths and resources to achieve broad corporate objectives within budgeting and expenditure guidelines. Moreover, KeySpan focuses its development efforts to technologies/industries with which it has existing competencies such as electric generation and the transmission and distribution of electricity and gas. Initially, at the conceptual stage in the assessment of a proposed project or acquisition, KeySpan or its applicable Subsidiary, will make a preliminary determination of whether the project is consistent with strategic initiatives and whether the project's risks and rewards ratio will be acceptable. If deemed consistent with these objectives, then KeySpan's or its applicable Subsidiary's market assessment, project development, environmental and engineering personnel, supplemented by outside resources with expertise in areas such as legal finance and accounting ("Development Team"), are responsible for the preparation of a business concept document ("Pro Forma") for the project.

     The Pro Forma must address at minimum the description of the business, a preliminary market assessment, a technical analysis, initial finance analysis, critical success factors, risks, estimated development costs, and exit strategies. Upon completion of the Pro Forma, the Development Team and the applicable KeySpan Subsidiary's management review it and make a determination that the project is consistent with strategic objectives, and, given identified risks, has the requisite earnings potential to merit further review through detailed due diligence. The Development Team performs detailed project due diligence and risk assessment, using advisors, engineers, environmental consultants, accountants, tax advisors, attorneys, and investment bankers, as appropriate, to evaluate the project. The Pro Forma is then updated and a business case is developed. This business case, along with the results of the due diligence and risk assessment process performed in connection with the development of the business case, forms the basis upon which KeySpan or the applicable Subsidiary's management approves of the proposed investment in the project.

     The business case is a comprehensive identification and analysis of the strategic, market, operational, and financial components of the project. In addition to an assessment of the project, it also identifies an exit strategy and initial project implementation steps. Its scope is driven by size, complexity and risk associated with the project. Upon completion of the business case, a summary of the findings as well as a recommendation on whether, and if so, how to proceed is presented to KeySpan or the applicable Subsidiary's management.

     Upon approval, the investment will be assessed against pre-approved investment criteria to determine the level of additional approvals, if any, that may be required. Depending on the magnitude of the investment in a project, Board of Directors' approval may be necessary. Thus, each potential investment must be reviewed and approved by a number of managers, senior officers and, as appropriate, the Board of Directors within the KeySpan System who focus their review not only on the questions of whether a particular project satisfies KeySpan's investment criteria and is reasonably anticipated to generate earnings commensurate with risk, but also on the question of whether the project is likely to aid in achieving KeySpan's long-term overall strategic objectives.

           (g)  Intermediate Subsidiaries

     KeySpan   proposes  to  create  and  acquire  directly  or  indirectly  the securities of one or more intermediate subsidiaries ("Intermediate Subsidiaries"). The term "Intermediate Subsidiaries" includes any corporation, trust, partnership, limited liability company or other entity. Intermediate Subsidiaries will be organized exclusively for the purpose of acquiring and holding the securities of, or financing or facilitating KeySpan's investments in, other direct or indirect non-utility investments. Intermediate Subsidiaries may also engage in Development Activities and Administrative Activities.[31]

-------
31   See SCANA  Corporation,  Holding Co. Act Release No.  27649  (February  12,
     2003); Exelon Corporation,  Holding Co. Act Release No. 35- 27545 (June 27,
     2002);  Emera  Incorporated,  Holding Co. Act Release No. 35-27445 (Oct. 1,
     2001) (approving certain development and administrative activities); Progress Energy, Inc., Holding Co. Act Release No. 35-27297 (Dec. 12, 2000) (approving certain development and administrative activities).

     There are several legal and business reasons for the use of Intermediate Subsidiaries in connection with making investments in EWGs, FUCOs and Rule 58 Subsidiaries. For example, the formation and acquisition of limited purpose subsidiaries is often necessary or desirable to facilitate financing the acquisition and ownership of a FUCO, an EWG or another non-utility enterprise. Furthermore, the interposition of one or more Intermediate Subsidiaries may allow KeySpan to secure favorable U.S. and foreign tax treatment that would not otherwise be available. In particular, use of Intermediate Subsidiaries can achieve tax efficient corporate structures which will result in minimizing state or federal taxes for KeySpan or its Subsidiaries.[32]

     Intermediate Subsidiaries also serve to isolate business risks, facilitate subsequent adjustments to, or sales of, ownership interests by or among the members of the ownership group, or to raise debt or equity capital in domestic or foreign markets.

     An Intermediate Subsidiary may be organized, among other things: (1) in order to facilitate the making of bids or proposals to develop or acquire an interest in any EWG, FUCO, exempt telecommunications company ("ETC"), or other non-utility company which, upon acquisition, would qualify as a Rule 58 Subsidiary; (2) after the award of such a bid proposal, in order to facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by the KeySpan system and non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more acquired Rule 58 Subsidiary, ETC, EWG or FUCO; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of tax planning in order to limit KeySpan's exposure to U.S. and foreign taxes; (7) to further insulate KeySpan and the Utility Subsidiaries from operational or other business risks that may be associated with investments in non-utility companies; or (8) for other lawful business purposes.[33]

     Investments in Intermediate Subsidiaries may take the form of any combination of the following: (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of voting or non-voting equity interests; (2) capital contributions; (3) open account advances without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries.[34]

--------
32 Any "tax sharing" aspects of such arrangements will comply with Rule 45(c) or any tax allocation agreement which has been approved by the Commission.

33 Exelon Corporation, Holding Co. Act Release No. 35-27545 (June 27, 2002); Interstate Energy Corporation, Holding Co. Act Release No. 35-27069 (Aug. 26, 1999) (each approving a virtually identical list of activities).

34   See Exelon  Corporation,  Holding Co. Act Release  No.  35-27545  (June 27,
     2002); PowerGen plc., Holding Co. Act Release No. 35-27291 (Dec. 6, 2000).

     Funds for any direct or indirect investment in any Intermediate Subsidiary will be derived from KeySpan's available funds. No authority is sought under this heading for additional financing authority.

     To the extent that KeySpan provides funds directly or indirectly to an Intermediate Subsidiary which are used for the purpose of making an investment in any EWG or FUCO or a Rule 58 Subsidiary, and to the extent such funds are not expenditures in Development Activities, the amount of such funds will be included in KeySpan's "aggregate investment" in such entities, as calculated (in the case of EWGs, FUCOs and Rule 58 Subsidiaries) in accordance with Commission authorization or Rule 58, as applicable.[35]

     The authority requested for Intermediate Subsidiaries is intended to allow for the corporate structuring alternatives outlined herein and will not allow any increase in aggregate investment in EWGs, FUCOs, Rule 58 Subsidiaries, or any other business subject to an investment limitation under the Act or Commission order.

     Intermediate Subsidiaries have been approved by the Commission in a number of instances, including the 2000 Financing Order.[36]

     (h) Investments in Certain Nonexempt Energy-Related Businesses


     Under the terms of the Act and Prior Financing Orders of the Commission, including the Merger Order, KeySpan is authorized to acquire securities of companies engaged in energy-related and gas-related consumer services ("energy-related businesses" as described in Rule 58), ETCs, EWGs and FUCOs.


     Applicants additionally request Commission authorization during the Authorization Period to acquire securities of and make investments in companies engaged in energy-related activities as described in subsections (b)(1)(ii), b(1)(iii), b(1)(vi), b(1)(ix) and b(1)(x) of Rule 58 up to the "aggregate investment" amount as calculated by Rule 58 notwithstanding the fact that KeySpan's public-utility company subsidiaries are not primarily electric utility companies.

--------
35 If the Intermediate Subsidiary is merely a conduit, the aggregate investment will not "double count" both the conduit investment and the investment in the operating company authorized as an EWG, FUCO, Rule 58 subsidiary or other approved investment.

36   See SCANA  Corporation,  Holding Co. Act Release No.  27649  (February  12,
     2003); Exelon  Corporation,  Holding Co. Act Release No. 35-27545 (June 27,
     2002);  Emera  Incorporated,  Holding Co. Act Release No. 35-27445 (Oct. 1,
     2001);  Progress  Energy,  Holding Co. Act Release No.  35-27297  (Dec. 12,
     2000);  Energy East,  Inc.,  Holding Co. Act Release No. 35-27228 (Dec. 12,
     2000); PowerGen, plc, Holding Co. Act Release No. 35-27291 (Dec. 6, 2000); NiSource, Inc., Holding Co. Act Release No. 35-27265 (Nov. 1, 2000); AGL Resources, Inc., Holding Co. Act Release No. 35-27243 (Oct. 5, 2000); Cinergy Corp., Holding Co. Act Rel. No. 35-27124 (Jan. 11, 2000); Ameren Corporation, Holding Co. Act Rel. No. 35-27053 (July 23, 1999); New Century Energies, Inc., Holding Co. Act Rel. No. 35-27000 (April 7, 1999).

     Section 10(c)(1) of the Act prohibits an acquisition that would be detrimental to carrying out the provisions of Section 11. Section 11 requires the Commission to confine the non-utility interests of registered holding companies to those that are "reasonably incidental, or economically necessary or appropriate to the operations of [an] integrated public-utility system" (see
Section 11(b)(1) of the Act).

     In broadening the meaning of "reasonably incidental, or economically necessary" under Section 11, the Commission has demonstrated its intention to facilitate the acquisition of certain energy-related companies by enacting Rule
58. Acquisitions pursuant to Rule 58 are considered to be "appropriate in the ordinary course of business" within the meaning of Section 9(c)(3), and are thus exempt from the requirement of prior Commission approval under Sections 9(a)(1) and 10. Therefore, if an entity falls within the definition of an energy-related company under Rule 58, the acquisition of such an entity is deemed by the Commission not to be detrimental to carrying out the provisions of Section 11, thereby satisfying the requirements of Section 10(c)(1).


     Companies engaged in energy-related  activities as described in subsections
(b)(1)(ii), b(1)(iii), b(1)(vi), b(1)(ix) and b(1)(x) in Rule 58 would be deemed energy-related but for the proviso requiring the acquiring registered holding company's utility subsidiaries to be primarily electric utilities.[37] Although KeySpan's public utility subsidiaries are not primarily electric utilities, KeySpan is a diversified registered holding company that owns gas utility companies and an electric utility company, as well as several exempt wholesale generators. In fact, income generated by KeySpan's electric services segment accounts for approximately 15% of our total consolidated revenues. Revenues from our electric services business segment are material and essential overall to our ongoing business.

     Moreover, the Commission examined KeySpan's retention of its wholly owned electric utility company, KeySpan Generation LLC, and determined in the Merger Order that such retention is appropriate under Section 11. Therefore, due to the fact that the Commission has deemed KeySpan's electric utility business to be appropriate under Section 11, it should be deemed equally appropriate for KeySpan and its Subsidiaries to invest in such energy-related companies because such companies would be "appropriate in the ordinary course of business."

          D.   Internal Reorganization of Existing Investments

               1.   Nonutility Subsidiaries

     KeySpan currently engages directly or through Nonutility Subsidiaries in certain non-utility businesses. KeySpan seeks authority to engage in internal

------
37 See Rule 58(b), et seq., which states in relevant part: "... provided, that any company engaged in the activities specified in paragraphs (b)(1)(ii),
     (b)(1)(iii)  with  respect  to  electric  powered   vehicles,   (b)(1)(vi),
     (b)(1)(ix) or (b)(1)(x) of this section, shall be an "energy-related company" for purposes of this section only if the securities of such company are acquired, directly or indirectly, by a registered holding company whose public-utility company subsidiaries are primarily electric utility companies...."

corporate reorganizations to better organize such Nonutility Subsidiaries and investments.[38] The approval sought under this heading does not extend to the acquisitions of any new businesses or activities.

     KeySpan and Subsidiaries request authority, to the extent needed, to sell or to cause any Subsidiary to sell or otherwise transfer (i) such Nonutility Subsidiaries businesses, (ii) the securities of Nonutility Subsidiaries engaged in some or all of these businesses or (iii) non-utility investments which do not involve a Nonutility Subsidiary (i.e. less than 10% voting interest) to a different Subsidiary, and, to the extent approval is required, the Subsidiaries request authority to acquire the assets of such non-utility businesses, Nonutility Subsidiaries or other then existing investment interests. Alternatively, transfers of such securities or assets may be effected by share exchanges, share distributions or dividends followed by contribution of such securities or assets to the receiving entity. In the future, following its direct or indirect acquisition of the securities of new Nonutility Subsidiaries, KeySpan may determine to transfer such securities or the assets of such Nonutility Subsidiaries to other Subsidiaries as described in the preceding sentence. KeySpan may also liquidate or merge Nonutility Subsidiaries.

     Such internal transactions would be undertaken in order to eliminate corporate complexities, to combine related business segments for staffing and management purposes, to eliminate administrative costs, to achieve tax savings, or for other ordinary and necessary business purposes.

     The   Commission   has   given   approval   for  such   general   corporate
reorganizations in prior cases.[39]

2.         Utility Subsidiaries

     In addition, to the extent not exempt under Section 9 and Rule 43 of the Act, KeySpan and Subsidiaries request authority, to the extent needed, to engage in internal corporate reorganizations of its Utility Subsidiaries in order to better integrate its utility businesses. Such reorganizations would involve the sale of utility assets and/or securities by one or more Utility Subsidiaries to a Utility Subsidiary only upon express authorization, if needed, from the state commission or commissions with jurisdiction over such transactions. Such reorganizations may also involve the merger of one or more Utility Subsidiaries only upon express authorization, if needed, from the state commission or commissions with jurisdiction over such transactions. In no event will

-------
38 The sale of securities, assets or an interest in other business to an associate company may, in some cases, be exempt pursuant to Rule 43(b).

39 SCANA Corporation, Holding Co. Act Release No. 27649 (February 12, 2003); Exelon Corporation, Holding Co. Act Release No. 35-27545 (June 27, 2002); Energy East, Inc., Holding Co. Act Release No. 35-27228 (Dec. 12, 2000); PowerGen, plc, Holding Co. Act Release No. 35-27291 (Dec. 6, 2000);
     NiSource, Inc., Holding Co. Act Release No. 35-27265 (Nov. 1, 2000); Entergy Corp., Holding Co. Act Release No. 35-27039 (June 22, 1999).

non-associated utility assets, securities or businesses be involved in such transactions, with the exception of entities formed for the sole purpose of effecting the transaction. The approval sought under this heading does not extend to the acquisitions of any new businesses or activities.

     Such internal transactions would be undertaken in order to eliminate corporate complexities, to combine related business segments for staffing and management purposes, to eliminate administrative costs, to achieve tax savings, or for other ordinary and necessary business purposes.[40]

           E.        Filing of Certificates of Notification

     It is proposed that, with respect to KeySpan, the reporting systems of the Securities Exchange Act of 1934, as amended (the "1934 Act") and the 1933 Act be integrated with the reporting system under the Act consistent with the authority granted in the Prior Financing Orders. This will continue to eliminate duplication of filings with the Commission that cover essentially the same subject matters, resulting in a reduction of expense for both the Commission and KeySpan. The portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorizations granted in this proceeding will be incorporated by reference into this proceeding through Rule 24 certificates of notification. The certificates will also contain all other information required by Rule 24, including the certification that each transaction being reported on had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application. Such certificates of notification will be filed within 60 days after the end of the first three calendar quarters and within 90 days after the end of the fourth calendar quarter, in which transactions occur.

           The Rule 24 certificates will contain the following information:

     a. The sales of any common stock and the purchase price per share and the market price per share at the date of the agreement of sale;

     b. The total number of shares of KeySpan common stock issued or issuable pursuant to options granted during the quarter under employee benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans hereafter adopted;

------
40 We anticipate acting upon the authority granted under this heading with respect to a contemplated consolidation of Colonial Gas and Essex Gas with and into Boston Gas, leaving Boston Gas as the surviving entity. Under this proposed transaction, Boston Gas would succeed to each of Colonial Gas' and Essex Gas' ownership interests in utility assets, other assets, liabilities, commitments and authorizations, including all outstanding debt. The interests of KNE LLC, the present sole owner of Boston Gas, Colonial Gas and Essex Gas, would not be affected in any material respect as a result of the transaction because KNE LLC will remain the sole owner of Boston Gas, the proposed successor-by-merger to Colonial Gas and Essex Gas.

     c. In the event KeySpan common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquiror;

     d. In the event a guarantee is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guarantee;

     e. The amount and terms of any short-term debt issued directly or indirectly by any Utility Subsidiary during the quarter;

     f. The amount and terms of any financings consummated by any Utility Subsidiary that are not exempt under Rule 52;

     g. The amount and terms of any other securities issued under the authority sought herein during the quarter;

     h. Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including KeySpan, that has engaged in jurisdictional financing transactions during the quarter;

     i. Future registration statements filed under the 1933 Act with respect to securities that are subject of the Application will be filed or incorporated by reference as exhibits to the next certificate filed pursuant to Rule 24;

     j. The amount and terms of any financings not exempt under rule 52 consummated by any Nonutility Subsidiary during the quarter;

     k. The notional amount and principal terms of any Hedge Instrument or Anticipatory Hedge entered into during the quarter and the identity of the parties to the instruments;

     l. The name, parent company and amount invested in any Intermediate Subsidiary or Financing Subsidiary during the quarter, as well as the reason for such investment and the assets or securities held by such Intermediate Subsidiary or Financing Subsidiary;

     m. A list of U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of filing;

     n. The amount and term of any short-term debt issued directly or indirectly by KeySpan during the quarter;

     o. The amount and terms of any short-term debt issued by any Intermediate Subsidiary during the quarter;

     p. A table showing, as of the end of the quarter, the dollar and percentage components of the capital structures of KeySpan, on a consolidated basis and each Utility Subsidiary;

     q. A retained earnings analysis of KeySpan on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account, and the resulting capital account balances at the end of the quarter;

     r. A computation in accordance with Rule 53(a) setting forth KeySpan's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the requested EWG/FUCO investment approval;

     s. A computation in accordance with Rule 53(a) setting forth KeySpan's "aggregate investment" in EWGs and FUCOs as a percentage of the following: (i) total consolidated capitalization; (ii) net utility plant; (iii) total consolidated assets; and (iv) aggregate market value of KeySpan's common equity, all as of the end of the quarter;

     t. With respect to each participant in the Utility Money Pool and each participant in the Nonutility Money Pool, the maximum borrowings from and loans to the respective money pool during the quarter and the interest rate applied to such borrowings and loans;

     u. With respect to any dividends paid by any Nonutility Subsidiary out of capital or unearned surplus during the quarter, the date and amount of such dividends paid, to whom such dividends are paid and the circumstances that gave rise to the need to make such payment out of capital or unearned surplus;

     v. With respect to any internal reorganization of any Subsidiaries during the quarter, a description of the nature of such reorganization.

     w. With respect the KeySpan's indirect subsidiary, Northeast Gas Markets LLC ("NEGM"), (i) the type of gas services rendered and to whom; (ii) the price for such gas services and how that price was determined; and (iii) income statements and balance sheets of NEGM.[41]

ITEM 2. FEES, COMMISSIONS AND EXPENSES.

     The fees, commissions and expenses paid or incurred or to be incurred in connection with this Application are estimated at $10,000.

--------
41 This disclosure is required by Commission order, Release No. 35-27638 in File Nos. 70-10097 and 70-9699 issued on January 14, 2003, and as modified by Commission order, Release No. 35-27667 in File No. 70-10097, issued on April 16, 2003.

ITEM 3. APPLICABLE STATUTORY PROVISIONS.

           A.        Applicable Provisions

     Sections 6(a), 7, 9, 10, 11 and 12 of the Act and Rules 42, 43, 44, 45, 46,
52, 53, 54, 58 and 62 thereunder are considered applicable to the proposed transactions.

     To the extent that the proposed transactions are considered by the Commission to require authorizations, exemption or approval under any section of the Act or the rules and regulations thereunder other than those set forth above, request for such authorization, exemption or approval is hereby made.

           B. Rule 53 and 54 Analysis.

     The proposed transactions are also subject to Rule 54, which provides that in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

     KeySpan currently meets all of the conditions of Rule 53(a) except for clause (1). At March 31, 2003, KeySpan's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $1,007,376,000. With respect to Rule 53(a)(1), the Commission determined in the 2002 Financing Order dated December 6, 2002, that investments in EWGs and FUCOs in an aggregate amount of up to $2.2 billion is allowed and would not have the adverse effects set forth in Rule 53(c). In addition, KeySpan has complied, and will continue to comply, with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) of affiliate utility company personnel rendering services to KeySpan's EWGs or FUCOs and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. None of the circumstances described in Rule 53(b) has occurred.

     Finally, Rule 53(c) is inapplicable by its terms.

     With respect to capitalization, there has been no material adverse impact on KeySpan's consolidated capitalization resulting from KeySpan's investments in EWGs and FUCOs. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of KeySpan's EWGs and FUCOs, have a material adverse effect on the financial integrity of the KeySpan system, or an adverse impact on KeySpan's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. As of March 31, 2003, KeySpan's consolidated capitalization consisted of 39.59% equity and 60.41% debt. These ratios comply with the requirement in KeySpan's Financing Order that KeySpan's common equity will be at least 30% of its capitalization; the proposed transaction will have no adverse impact on KeySpan's ability to satisfy that requirement. In addition, at March 31, 2003, KeySpan's senior unsecured debt was rated "investment grade" by all the major rating agencies.

     Moreover, all of KeySpan's direct or indirect investments in EWGs and FUCOs are segregated from the public-utility subsidiaries. None of the public-utility subsidiaries provide financing for, extend credit to, or sell or pledge its assets directly or indirectly to any EWG or FUCO in which KeySpan owns any interest. KeySpan does not, and will not, seek recovery in the retail rates of any public-utility subsidiaries for any failed investment in, or inadequate returns from, an EWG or FUCO investment.

     Finally, investments in EWGs and FUCOs will not have any negative impact on the ability of the public-utility subsidiaries to fund operations and growth. The public-utility subsidiaries currently have financial facilities in place that are adequate to support their operations. The expectation of continued strong credit ratings by the public-utility subsidiaries should allow them to continue to access the capital markets to finance their operations and growth. KeySpan's EWG and FUCO investments, in the aggregate, have been profitable for all quarterly periods from December 31, 2000 through March 31, 2003.

ITEM 4. REGULATORY APPROVAL.

     The NYPSC has jurisdiction over KEDNY, KEDLI, KeySpan-Ravenswood, LLC, and KeySpan Generation. KEDNY and KEDLI are subject to the NYPSC's full jurisdiction as New York utilities. KeySpan-Ravenswood, LLC and KeySpan Generation are New York utilities but only subject to the NYPSC's less-restrictive regulatory regime. In addition, the wholesale rates of KeySpan-Ravenswood, LLC and KeySpan Generation charge are regulated by the FERC.

     Pursuant to New York Public Service Law ("PSL") section 69, the NYPSC has jurisdiction over the issuance of stocks, bonds, notes or other evidences of indebtedness payable at periods of more than 12 months by utilities subject to its jurisdiction. In addition, PSL Section 110 provides the NYPSC with jurisdiction over the transactions between utilities subject to its jurisdiction and their affiliates and addresses the requirements to file certain affiliate contracts with the NYPSC and to charge prices that do not exceed reasonable costs for those services. Specifically, PSL Section 110.3 requires that management, construction, engineering, or similar contracts with affiliates must be filed with the NYPSC, for notice purposes, before service begins; however, prior NYPSC approval is not required. Furthermore, in NYPSC Case 97-M-0567, the NYPSC also approved a code of conduct for KeySpan which was designed to implement a number of customer protections relating to: (1) affiliate transactions and cost allocation; (2) personnel allocations and transfers; (3) access to books and records; (4) maintenance of financial integrity; (5)
diversion of management attention and potential conflicts of interest; (6) anti-competitive concerns; and (7) maintenance of customer service. Moreover, NYPSC Case 97-M-0567 requires that non-tariffed goods or services provided between a gas utility and its affiliate (other than another utility or service company) must be pursuant to a contract, which must be filed, for notice purposes, within 5 days of its execution. Therefore, certain of the transactions contemplated in this Application with respect to KeySpan's New York utilities may require NYPSC prior approval.

     The MDTE has jurisdiction over the issuance of securities by Boston Gas, Colonial Gas, and Essex Gas other than indebtedness with maturities of one year or less. In addition, Massachusetts General Laws chapter 164, Section 76A grants the MDTE general supervisory authority over the transactions between the utilities it regulates and their affiliates. The MDTE's regulations, 220 CMR 12.00, set forth "Standards of Conduct for Distribution Companies and Their Affiliates" which describe the type of transactions that may occur between utilities and their affiliates and the pricing of those transactions. Pursuant to Mass. 220 CMR, Section 12.04(4), non-tariffed transactions between gas distribution companies and other affiliates involved in competitive services must be filed annually. Therefore, certain of the transactions contemplated under this Application with respect to the Massachusetts utilities may require prior MDTE approval.

     The NHPUC has general jurisdiction over contracts or arrangements between ENGI and affiliated entities where the consideration exceeds $500. All affiliate contracts or arrangements must be filed with the NHPUC, for notice purposes, within ten days of their execution. RSA 366:3. Contracts and arrangements between utilities and affiliated entities are subject to investigation by the NHPUC for reasonableness. RSA 366:5. The NHPUC also has jurisdiction over the issuance and sale by ENGI of utility stock, bonds, notes and other evidence of indebtedness payable in more than 12 months. RSA 369:1, et seq. Pursuant to rules adopted by the NHPUC, New Hampshire utilities must seek approval of the commission to issue or renew short-term notes, bonds or other evidence of indebtedness payable in less than 12 months if the short-term debt exceeds 10% of the utility's net fixed plant. RSA 369:7 and N.H. Admin. R., Puc 507.08 (rule applicable to gas service). Therefore, certain of the transactions contemplated under this Application with respect to ENGI may require prior NHPUC approval.

     Except as stated above, no state commission and no federal commission, other than the Commission, has jurisdiction over the proposed transactions.

ITEM 5. PROCEDURE.

     The Commission is respectfully requested to publish the requisite notice under Rule 23 with respect to this Application as soon as possible, such notice to specify a date by which comments must be entered and such date being the date when an order of the Commission granting and permitting this Application to become effective may be entered by the Commission. The Applicants request that the Commission's order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible


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

officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.

   A.     Exhibits.

     A Certificate of Incorporation of KeySpan effective April 16, 1998; Amendment to Certificate of Incorporation of KeySpan effective May 26, 1998; Amendment to Certificate of Incorporation of KeySpan effective June 1, 1998; Amendment to the Certificate of Incorporation of KeySpan effective April 7, 1999; and Amendment to the Certificate of Incorporation of KeySpan effective May 20, 1999 (filed as Exhibit 3.1 to KeySpan's Form 10-Q for the quarterly period ended June 30, 1999)

     B.   None

     C. Registration Statement on Form S-3 dated February 14, 2002 (filed with the Commission in File No. 333-82230 and incorporated by reference herein)

     D.   None

     E.   None

     F-1  Opinion of Counsel (to be filed by amendment)

     F-2  Past Tense Opinion of Counsel (to be filed pursuant to Rule 24)

     G-1  Proposed Form of Federal Register Notice (to be filed by amendment)

     G-2 Exhibit C to the 2000 Financing Application (incorporated by reference to Exhibit C of KeySpan's Form U-1/A Application/Declaration under the Act as filed with the Commission on November 8, 2000, File No. 70-9699)

     G-3 List of all guarantees in place as of March 31, 2003 (to be filed by amendment)

     G-4 List of all KeySpan Compensation and Incentive Stock Plans (to be filed by amendment)

     G-5 Capital Structure Tables at March 31, 2003 (incorporated by reference to Appendix A of KeySpan's Rule 24 Certificate as filed with the Commission on May 30, 2003, File No. 70-9699)


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

    B.    Financial Statements

     FS Consolidated Balance Sheet, Consolidated Statement of Income and Consolidated Statement of Cash Flows of KeySpan Corporation as of March 31, 2003, along with notes thereto (filed with the Commission on Form 10-Q for the quarterly period ended March 31, 2003, and incorporated by reference herein)


ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS

     The proposed transaction involves neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C.
Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.


                                   SIGNATURES

           Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.



                               KEYSPAN CORPORATION




                              By:/s/ John J. Bishar, Jr.
                              --------------------------
                                 John J. Bishar, Jr.
                                 Senior Vice President, Secretary
                                 and General Counsel









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